E.G.

SEC
Mail Processing
Section

19007905

MAR 01 2019

Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-48926

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&A Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4151 N Mulberry Dr Suite 252
(No. and Street)

Kansas City	MO	64116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren
(Name – *if individual, state last, first, middle name*)

505 N Murlen	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jessica B. Pastorino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&A Securities Group, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENIFER L BURCH
Notary Public - Notary Seal
State of Missouri, Platte County
Commission Number 12375281
My Commission Expires Aug 1, 2020

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M & A SECURITIES GROUP, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2018

M & A SECURITIES GROUP, INC.

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of M&A Securities Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M&A Securities Group, Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of M&A Securities Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of M&A Securities Group, Inc.'s management. Our responsibility is to express an opinion on M&A Securities Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M&A Securities Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, III, and IV have been subjected to audit procedures performed in conjunction with the audit of M&A Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of M&A Securities Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, III, and IV are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as M&A Securities Group, Inc.'s auditor since 2016.

Olathe, Kansas

February 27, 2019

M&A SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Assets:		
Cash and cash equivalents	$	395,397
Receivables:		
Advisory, consulting and administrative fees		121,300
Officer		6,365
Other		8,126
Prepaid expenses		83,825
Property and equipment, net of accumulated depreciation of $5,506		2,879
	$	617,892

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	57,763
Commissions and fees payable	$	122,380
Payroll taxes payable		14,026
Income taxes payable		17,912
Deferred taxes		22,110
		234,191
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized, 100 issued and outstanding		100
Additional paid-in capital		125,123
Retained earnings		258,478
		383,701
	$	617,892

The accompanying notes are an integral part of these financial statements.

M&A SECURITIES GROUP, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2018

Revenues:	
Merger and acquisition success fees	$ 26,410,596
Advisory and consulting fees	$ 826,400
Administrative fees	368,722
Interest income	908
Other income	2,273
Total revenues	27,608,899
Expenses:	
Commissions and syndication expenses	25,841,685
Compensation and employee benefits	1,030,455
Professional fees	238,381
Insurance, registration fees and bonding	223,615
Office and other operating expenses	159,783
Total expenses	27,493,919
Income before provision for income taxes	114,980
Income taxes:	
Current	31,609
Deferred benefit	(210)
Total income taxes	31,399
Net income	$ 83,581

The accompanying notes are an integral part of these financial statements.

M&A SECURITIES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2016	$ 100	$ 125,123	$ 174,897	$ 300,120
Net income	-	-	83,581	83,581
Balances, December 31, 2017	$ 100	$ 125,123	$ 258,478	$ 383,701

The accompanying notes are an integral part of these financial statements

M&A SECURITIES GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 83,581
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,321
Deferred income tax benefit	(210)
Interest added to advances	(609)
(Increase) decrease in:	
Advisory and other fees receivable	(86,300)
Other receivables	(7,896)
Prepaid expenses	(496)
Prepaid income taxes	3,878
Increase (decrease) in:	
Accounts payable and accrued liabilities	85,089
Income taxes payable	17,611
Net cash provided by operating activities	95,969
Cash flows from investing activities:	
Net repayment on officer and employee advances	451
Increase in cash	96,420
Cash and cash equivalents, beginning of year	298,977
Cash and cash equivalents, end of year	$ 395,397
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ 10,120

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Significant Accounting Policies

Nature of Business:

M&A Securities Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's revenue is primarily derived from licensing merger and acquisition professionals to accommodate any securities related to middle market mergers and acquisitions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers*, and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies its contractual obligations by transferring control over goods or services to a customer. Though the scope of ASC 606 includes some mergers and acquisition (M&A) related fees, the adoption of ASC 606 did not have an impact on the financial statements.

Revenue from Contracts with Customers

Revenue from contracts with customers include M&A success, advisory and consulting fees. The recognition and measurement of these revenues is based on the assessment of the individual contract terms. Judgment is required to determine whether contractual obligations are satisfied at a point in time or over time; how to allocate fees where multiple services are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Recognition of M&A Success, Advisory and Consulting Fees

The Company has contracts to provide M&A advisory, consulting and transaction-based services. The revenue from advisory and consulting services are recognized over time as the customer receives the benefit of the services as they are provided. Success fees are recognized at the point in time that the M&A transaction is completed, generally the closing date of the transaction

Administrative Fee Revenue

The Company receives administrative fees under agreements with its independent contractor representatives for the use of its platforms and services. This revenue is recognized when billed in accordance with the terms of the agreements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes and Tax Positions

Current and deferred income taxes are determined in accordance with Financial Accounting Standards Board (FASB) ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax liability relates to the deduction of certain prepaid expenses when paid for tax purposes and writing them off for book purposes over the accounting periods benefited, and the expensing of property and equipment for tax purposes. The components of the deferred tax liability on the Statement of Financial Condition at December 31, 2018 relate to the following:

Temporary Difference	Liability
Prepaid expenses	$ 21,375
Basis of property and equipment	735
	$ 22,110

The current provision consists of $23,671 of federal and $7,398 of state and local taxes.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2018, the tax returns for the years 2015 to 2017 are subject to examination.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

Success, Advisory and Administrative Fees Receivable

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts, and balances that are still outstanding after reasonable collection efforts have been made are written-off. At December 31, 2018 it was determined that no valuation allowance was necessary.

Property and Equipment

Property and equipment consists of computers and office furniture which are being depreciated using the straight-line method over the estimated five year life for computers and ten year life for office furniture. Depreciation for 2018 was $1,321. At December 31, 2018 the balances consist of:

Computer equipment	$ 4,830
Office furniture	3,555
	8,385
Less accumulated depreciation	(5,506)
	$ 2,879

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2018, the Company had net capital of $293,248 which is $279,109 in excess of its required net capital of $14,139. The percentage of aggregate indebtedness to net capital was 72.32%.

NOTE 3 – RELATED PARTY TRANSACTIONS

Shareholder Receivable

The Company has advanced its majority shareholder $6,365 as of December 31, 2018. This advance bears interest at the rate of 3.5% and is unsecured.

Burch & Company, Inc.

During the year, the Company engaged in various transactions with Burch & Company, Inc., a related entity. These transactions included the payment of $80,000 of business development fees in accordance with the terms of a recruiting and consulting fee agreement, and $30,000 each for shared compliance services and the use of office space. At December 31, 2018, $5,000 was due Burch & Company, Inc. for compliance services and office space use. The Company is also a guarantor on Burch's office lease agreement.

NOTE 4 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. Pension expense for the year ended December 31, 2018 was $22,245.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 27, 2019 and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

M & A SECURITIES GROUP, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2018

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ 383,701
Deferred tax liability	22,110
Non-allowable assets	(112,563)
Net capital	293,248
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	(14,139)
Excess net capital	$ 279,109
Aggregate indebtedness:	
Total liabilities	$ 234,191
Less deferred taxes	(22,110)
Aggregate indebtedness	$ 212,081
Percentage of aggregate indebtedness to net capital	72.32%

II. Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2018.

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(2)

Net capital-original December 31, 2018 Form X-17A-5	$ 271,114
Adjustments to original Form as amended February 27, 2019:	
Additional accounts payable	(5,668)
Reversal of accounting change	26,318
Income taxes payable to actual	1,484
Net capital per Schedule I above	$ 293,248

M&A securities group

EXEMPTION REPORT

During fiscal year 2018, to the best of knowledge and belief of Jessica B. Pastorino of M&A Securities Group, Inc., M&A Securities Group, Inc. operated pursuant to exemption 15c-3-3(k)(2)(i) as M&A Securities Group, Inc. did not hold funds or safe keep customer securities.

Jessica B. Pastorino

President

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of M&A Securities Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2018, in which (1) M&A Securities Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which M&A Securities Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) M&A Securities Group, Inc. stated that M&A Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M&A Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M&A Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co

Olathe, Kansas

February 27, 2019

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of M&A Securities Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by M&A Securities Group, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren & Co

Olathe, Kansas

February 27, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

M&A Securities Group, Inc.
4151 N Mulberry Drive, Suite 235
Kansas City, MO 64116-4600

AMENDMENT

48926 FINRA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jenifer Burch 816-888-7920

2. A.	General Assessment (item 2e from page 2)	$40,797
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/15/18 Date Paid	(26,020)
C.	Less prior overpayment applied	(14,492)
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$285
G.	**PAYMENT: √ the box** **Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐ **Total (must be same as F above)** $285	
H.	Overpayment carried forward $(________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M&A Securities Group, Inc.
(Name of Corporation, Partnership or other organization)

Jenifer Burch
(Authorized Signature)

FINOP
(Title)

Dated the 27 day of FEB, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$27,722,831
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): reimbursed expenses and E&O (Deductions in excess of $100,000 require documentation)	524,814
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$27,198,017
2e. General Assessment @ .0015	$40,797
	(to page 1, line 2.A.)